INTERSHOP Communications AG
                           Amsinckstrasse 57
                            D-20097 Hamburg
                               Germany
                          (011) 49-40-23708-2



Due to problems in the electronic transmission of the 6-K, filed on 08/01/2002, only the Exhibit 99 was disseminated and the actual 6-K form was not made public.

This is to amend the filing of 08/01/2002 to include the actual 6-K form.


                            INTERSHOP Communications Aktiengesellschaft
                            Date: August 20, 2002
                            By: /s/Stephan Schambach
                                Stephan Schambach
                                Chief Executive Officer (Vorstandsvorsitzender)


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                                  FORM 6-K
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                         REPORT OF FOREIGN ISSUER

                   PURSUANT TO RULE 13a-16 OR 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934

  Intershop Communications Reports Second Quarter 2002 Financial Results

                INTERSHOP Communications Aktiengesellschaft
                            (Name of Registrant)

                INTERSHOP Communications Stock Corporation
              (Translation of Registrant's Name into English)

                             Amsinckstrasse 57
                              D-20097 Hamburg
                        Federal Republic of Germany
                           (011) 49-40-23708-2
(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F [X]       Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:


                    Yes [ ]             No [X]

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PAGE 1 OF 11 PAGES
EXHIBIT INDEX BEGINS ON PAGE 3


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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date:  August 01, 2002  By:     /s/Stephan Schambach
                            _______________________
                               Stephan Schambach
                            Chief Executive Officer
                            (Vorstandsvorsitzender)

EXHIBIT INDEX

Exhibit   Description of Exhibit   Page

99        Press Release            4